REBUFF CORP

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Rebuff Corp
Stuart, Florida

We have reviewed the accompanying financial statements of Rebuff Corp (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 22, 2024
Los Angeles, California

REBUFF CORP
BALANCE SHEET
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	244,724	$	262,067
Acccount receivables, net		28,460		27,326
Inventories		366,179		469,036
Prepaids and other current assets		98,832		243,880
Total current assets		**738,196**		**1,002,310**
Property and equipment, net		41,018		21,412
Total assets	**$**	**779,214**	**$**	**1,023,721**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payables	$	137,475	$	72,771
Credit Card		-		-
Current portion of loans and notes		409,293		278,137
Forward financing		115,648		134,434
Deferred Revenue		-		-
Shareholder Loan		500,000		200,000
Other current liabilities		50,211		3,724
Total current liabilities		**1,212,627**		**689,066**
Loan Payable		3,137		6,275
Total liabilities		**1,215,764**		**695,341**
STOCKHOLDERS EQUITY				
Common Stock		1,000		1,000
Capital Distribution		(735,187)		(735,187)
Retained earnings/(Accumulated Deficit)		297,637		1,062,568
Total stockholders' equity		**(436,550)**		**328,381**
Total liabilities and stockholders' equity	**$**	**779,214**	**$**	**1,023,721**

See accompanying notes to financial statements.

REBUFF CORP

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2023**		**2022**
(USD $ in Dollars)				
Net revenue	$	2,169,940	$	3,581,076
Cost of goods sold		675,384		1,167,546
Gross profit		1,494,556		2,413,531
Operating expenses				
General and administrative		196,159		386,416
Research and development		1,006,366		748,852
Sales and marketing		995,591		1,238,523
Total operating expenses		2,198,117		2,373,791
Operating income/(loss)		(703,560)		39,739
Interest expense		49,384		18,824
Other Loss/(Income)		11,987		(4,422)
Income/(Loss) before provision for income taxes		(764,931)		25,338
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(764,931)**	**$**	**25,338**

See accompanying notes to financial statements.

REBUFF CORP

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stocks Shares	Common Stocks Amount	Capital Distribution	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2021	7,500,000	**$ 1,000**	**$ (632,106)**	**$ 1,037,230**	**$ 406,124**
Capital Distribution			(103,081)		(103,081)
Net income/(loss)				25,338	25,338
Balance—December 31, 2022	7,500,000	1,000	(735,187)	$ 1,062,568	**$ 328,381**
Net income/(loss)				(764,931)	(764,931)
Balance—December 31, 2023	**7,500,000**	**$ 1,000**	**$ (735,187)**	**$ 297,637**	**$ (436,550)**

See accompanying notes to financial statements.

REBUFF CORP
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(764,931)	$	25,338
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		8,710		14,274
Changes in operating assets and liabilities:				
Account receivables, net		(1,134)		14,955
Inventory		102,857		209,108
Prepaids and other current assets		145,048		(13,172)
Account payables		64,704		(373,933)
Deferred revenue		-		(99,878)
Credit Cards		-		(90)
Other current liabilities		46,487		(50,563)
Net cash provided/(used) by operating activities		**(398,259)**		**(273,961)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(28,316)		-
Disposal of property and equipment				82,776
Net cash provided/(used) in investing activities		**(28,316)**		**82,776**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital distribution		-		(103,081)
Forward financing, net		(18,786)		(132,763)
Borrowing on Shareholder Loan		300,000		200,000
Borrowing on Promissory Notes and Loans		128,018		-
Repayment of Promissory Notes and Loans		-		(3,137)
Net cash provided/(used) by financing activities		**409,232**		**(38,982)**
Change in cash		(17,343)		(230,167)
Cash—beginning of year		262,067		492,234
Cash—end of year	$	**244,724**	$	**262,067**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	49,384	$	18,824
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Rebuff Corp was incorporated on January 12, 2017, in the state of Florida. The financial statements of Rebuff Corp (which may be referred to as the "Company" "we, "us, or "our) are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP), The Company's headquarters are located in Miami, Florida.

Rebuff Corp DBA Rebuff Reality, creates premium virtual reality hardware accessories as well as develops virtual reality games and experiences.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

 Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $10,788, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023, and 2022, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Rebuff Corp is an S corporation for income tax purposes. The member is liable for individual federal and state income taxes on their respective shares of the Company's taxable income. Capital Distributions were paid to owner for S-Corp status pass-through corporate taxation, therefore, distributions from the company are paid to the Member to satisfy these tax obligations, as well as accumulated profit surplus since inception.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its products in VR Shop, on its e-commerce platform rebuffreality.com, Amazon, and via a distribution network

Cost of sales

Cost of Goods sold includes cost of goods sold, freight in, and other inbound logistical expenses and fees. Freight expenses is necessary inbound logistic expenses. Shipping products to customer is part fulfilment expenses which charged by Amazon, Shopify and UPS etc. and Rebuff charge these from customer.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022 amounted to $995,591 and $1,238,523, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 22, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2023	2022
Finished goods	366,179	469,036
Total Inventories	**$ 366,179**	**$ 469,036**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Amazon Receivables	73,438	238,547
Shopify Receivables	25,394	5,333
Total Prepaids and other current assets	**$ 98,832**	**$ 243,880**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Sales Tax	12,758	3,724
Advance received	37,453	-
Total Prepaids and other current assets	**$ 50,211**	**$ 3,724**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Furniture and Equipment	$ 35,686	$ 35,686
Tooling	28,316	-
Property and Equipment, at Cost	**64,003**	**35,686**
Accumulated depreciation	(22,985)	(14,274)
Property and Equipment, Net	**$ 41,018**	**$ 21,412**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $8,710 and $14,274, respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock without a par value. As of December 31, 2023, and December 31, 2022, the number of issued and outstanding Common Stock amounted to 7,500,000.

During 2022, The Company authorized the 2022 Incentive Option Plan. The company reserved 2,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options to employees, non-employee directors, and non-employee consultants.

7.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023					For the Year Ended December 2022				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Auto Loan	$ 15,868	3.37%	12.26.2020	12.25.2025	$ 462	$ 462	$ 3,137	$ 3,137	$ 6,737	$ 462	$ 462	$ 3,137	$ 6,275	$ 9,874
Revolving Demand Note-HSBC Bank USA	$ 275,000	4.75%	11.19.2021	on demand	$ 13,063	$ 13,063	$ 275,000	$ -	$ 288,063	$ 13,063	$ 13,063	$ 275,000	$ -	$ 288,063
Amazon Loan	$ 132,000	10.99%	11/28/2023	9 months	$ 6,119	$ 6,119	$ 131,155	$ -	$ 137,274	$ -	$ -	$ -	$ -	$ -
Total					$ 13,525	$ 19,643	$ 409,293	$ 3,137	$ 432,073	$ 13,525	$ 13,525	$ 278,137	$ 6,275	$ 297,936

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023

2024	$409,293
2025	3,137
2026	-
2027	-
2028	-
Thereafter	-
Total	**$412,430**

Forward Financing

During fiscal year 2020, the Company entered into a finance agreement with Shopify Capital Inc. in the amount of $372.900. It bears a remittance rate of 17%. The lender provides the Company with the advance amount of $330,000 in exchange for the sale of receivables to the lender. As of December 31, 2023, December 31, 2022 the outstanding balances of this kind of financing is in the amount of $34,782 and $134,434, and it is classified as current liability.

During fiscal year 2023, the company entered into Seller Capital Advance Agreement with Parafin, Inc. in the amount of $55,000. The lender provides the Company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2023, December 31, 2022 the outstanding balances of this kind of financing is in the amount of $3,106 and $0, respectively, and it is classified as current liability.

During fiscal year 2023, the company entered into ClearCo agreement. The lender provides the Company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2023, December 31, 2022 the outstanding balances of this kind of financing is in the amount of $77,760 and $0, respectively, and it is classified as current liability.

Owner Loans

During 2022 and 2023, the Company borrowed money from the owner Joe Sciacchetano. The details of the loans from the owners are as follows:

					For the Year Ended December 2023			For the Year Ended December 2022		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Joseph Louis Sciacchetano	$ 500,000	0.00%	Fiscal Year 2022	No set maturity	$ 500,000		$ 500,000	$ 200,000		$ 200,000
Total					$ 500,000	$ -	$ 500,000	$ 200,000	$ -	$ 200,000

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

8. RELATED PARTY

The Chief Executive Officer (CEO) and founder, Joseph Louis Sciacchetano, possesses full ownership (100%) of a Chinese enterprise named Libafu Technology Ltd., situated in Chengdu, China. The primary objective of this company is to deliver various services to Rebuff Corp., encompassing, but not limited to, marketing, sales, design, and quality control of products. In the years 2023 and 2022, Libafu Technology Ltd. provided services to Rebuff Corp. amounting to $894,500 and $675,000, respectively. Libafu currently operates with a workforce of 21 employees, stationed within a 500-square meter office space categorized as class A, situated in Chengdu, China. At present, the company is in the process of transitioning into a fully owned subsidiary of Rebuff Corp.

In 2022 and 2023, the organization obtained a loan from its owner, Joseph Louis Sciacchetano. The loan does not carry any interest rate and does not have a specified maturity date. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan amounts to $500,000 and $200,000, respectively.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through January 22, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $703,560, an operating cash flow loss of $398,259 and liquid assets in cash of $244,724, which less than a year worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.